October 27, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Cactus Acquisition Corp. 1 Limited
Registration Statement on Form S-1
Registration No. 333-258042

Ladies and Gentlemen:

On October 26, 2021, in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters, joined in the request (the “Prior Request”) of Cactus Acquisition Corp. 1 Limited (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it would become effective at 4:00 p.m. (Eastern Time) on Wednesday, October 27, 2021, or as soon thereafter as practicable. On October 27, 2021, in accordance with Rule 461 under the Act, we, as the representatives of the several underwriters, joined in the new request of the Company for acceleration of the effective date of the above-named Registration Statement so that it would become effective at 4:00 p.m. (Eastern Time) on Thursday, October 28, 2021, or as soon thereafter as practicable. On October 27, 2021, the Company separately withdrew the Prior Request. For the avoidance of doubt, we, as the representatives of the several underwriters, hereby withdraw our joining in the Prior Request.

Very truly yours,

Moelis & Company LLC
Oppenheimer & Co. Inc.

Acting severally on behalf of themselves and the several underwriters

Moelis & Company LLC

By:	/s/ Stephen Halperin
	Name:	Stephen Halperin
	Title:	Managing Director

Oppenheimer & Co. Inc.

By:	/s/ Peter Bennett
	Name:	Peter Bennett
	Title:	Managing Director